THE WEITZ FUNDS

1125 South 103rd Street, Suite 200

Omaha, Nebraska 68124

(402) 391-1980

February 15, 2023

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     The Weitz Funds (the “Registrant”)

Withdrawal of Registration Withdrawal Request Previously Made on Form RW

Registration Statement on Form N-14

File No. 333-269185

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant respectfully requests the withdrawal, effective immediately, of the registration withdrawal request filed on behalf of the Registrant on February14, 2023 on Form RW (accession number 0001821268-23-000072) (the “Form RW”) in respect of the above-referenced registration statement. The filing of the Form RW was made in error. The filing of the document was made under the incorrect submission form type and will be re-filed on Form AW.

Should you have any questions regarding this filing, please contact Patrick W.D. Turley at Dechert LLP at 202.261.3364.

Very truly yours,

/s/ John R. Detisch, Esq.

Vice President

cc:        Patrick W.D. Turley, Esq.

Dechert LLP